VIA EDGAR




Ms. Mary Mast
Ms. Sasha Parikh
Securities and Exchange Commission
Division of Corporate Finance


This correspondence includes the pertinent excerpted pages of our draft Form 10-K/A as discussed in our telephone conference today. These pages have also been faxed to you marked to show changes from our original Form 10K. The document has not been subjected to all the quality assurance work that would precede actual filing so there may be some typographical errors. That work will take place Thursday and Friday November 10 and 11.

We appreciate your willingness to review these draft pages and share your guidance with us. It is the Company's intent to file the Form 10-K/A, the required 8K and our September Form 10Q all on Monday November 14.

We appreciate your consideration.


Sincerely,


C. Steven Guenthner
Senior Vice President
& Chief Financial Officer
Almost Family, Inc.

                                     DRAFT
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-K/A

(Mark One)
/ X /ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended     December 31, 2004

OR

/  / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                         Commission file number 1-09848

                               ALMOST FAMILY, INC.
             (Exact name of registrant as specified in its charter)

    Delaware                                            06-1153720
(State or other jurisdiction of              (IRS Employer Identification No.)
incorporation or organization)                      Identification No.)
organization)

9510 Ormsby Station Road, Suite 300                        40223
(Address of principal executive offices)                (Zip Code)

                                 (502) 891-1000
              (Registrant's telephone number, including area code)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

      Title of Each Class                         Name of Each Exchange on
 Common Stock, par value $.10 per share               Which Registered
 Preferred Stock Purchase Rights                   NASDAQ SmallCapSystem

Indicate by check mark whether the Registrant has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes             No     x     .
   -----------     -----------

The aggregate market value of Registrant's Common Stock held by non-affiliates of the Registrant as of June 30, 2004 was approximately $14,597,000 (based on the last sale price of a share of the common stock as of June 30, 2004 ($8.45), as reported by the NASDAQ SmallCap System). As of March 28, 2005, 2,316,527 shares of the Registrant's Common Stock were outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held May 16, 2005, is incorporated by reference in Part III to the extent described therein.

PART I

Amendment of Previous Financial Reports Related to Contingent Liability Matters

The Company's Form 10-K filings for the years ended December 31, 2004 and 2003 previously disclosed the following three items, all of which, from an accounting perspective, are characterized as contingent liabilities in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingent Liabilities":
o in April 2003 the Chancery Court of Williamson County, Tennessee, issued a ruling in favor of Franklin Associates L.P. ("Franklin"), awarding damages against the Company in the amount of $984,970
o a Kentucky transportation broker which owes the Company approximately $535,000 entered into bankruptcy proceedings in the fourth quarter of 2002; and
o the expiration of applicable statutes of limitations on tax returns related to the Company's 2000 fiscal year, in which it sold its product operations and adopted discontinued operations accounting treatment for its visiting nurse segment (later reversed), resulted in the recording in discontinued operations in our 2003 financial statements of a one-time reduction in estimated tax liabilities of approximately $854,000.

The Company received a letter from the U.S. Securities and Exchange Commission following the SEC staff's routine review of the Company's form 10-K for the year ended December 31, 2004, which letter commented on, among other items, the accounting treatment of these contingent liability matters. In addition, at the same time, management entered into discussions with Ernst & Young LLP, the Company's independent auditors for the financial statements for each of the three years ended December 31, 2004, relating to the accounting treatment for these litigation matters. Management believes there was a reasonable basis for its original accounting (which was agreed to by Ernst & Young). Following detailed discussions with the auditors, and with the concurrence of the auditors and the SEC staff, the Company has amended the financial statements for the following non-cash items in order to account for these items as set forth below. Note that the lawsuit in question is still being aggressively appealed and the receivable in question is still being pursued for collection:
o With respect to the Franklin litigation, provision of approximately $1,154,000 (for which there is no related income tax benefit) has been made as of April 2003 ($984,000 for award of damages) and as of September 2003 ($170,000 for estimated post-judgment interest).
o With respect to the Kentucky transportation receivable, provision of approximately $331,000 net of related income tax benefit has been made as of November 2002 of an additional allowance for uncollectible accounts for the Kentucky transportation receivable, and the provision of approximately $66,000 net of related income tax benefit previously recorded in 2004 has been reversed. Thus the net effect of this matter is $266,000 net of related income tax benefit.
o The one-time reduction in estimated tax liabilities has been removed from fiscal 2003 and treated as a reduction in estimated tax liabilities as it was determined that the reserve that was reversed in 2003 should have been reversed in the fiscal year ended 2001 or earlier. This has the effect of increasing beginning retained earnings at January 1, 2002, in this amended December 31, 2004 Form 10-K/A

All related disclosures have been revised to give effect to the new accounting treatment for these matters. In the event the Company is able to collect a portion of the Kentucky receivable it would record a gain in the period in which payment is received. In the event the Company prevails on appeal in the Franklin litigation (and no further appeal is available), the Company would record a gain in the period in which the Company prevails. For a more detailed discussion of these contingencies, refer to pages __ - __herein.

The following table summarizes changes in reported net income and earnings per share for each of the three years in the period ended December 31, 2004 as a result of these changes:

(In thousands except for per share amounts)

                                                                2004                 2003                2002

                                                          -----------------     ---------------    ------------------


Change in Net Income from:
  Franklin litigation                                     $             -       $     (1,154)       $           -
  Kentucky transportation litigation                                   66                                    (331)
                                                                                           -
  Reduction in income tax liabilities                                   -               (854)                   -

                                                          -----------------     ---------------    ------------------

       Total                                              $            66       $     (2,008)       $        (331)

                                                          =================     ===============    ==================


Change in Earnings Per Share:
  Basic                                                   $          0.03       $      (0.88)      $       (0.14)
  Diluted                                                 $          0.03       $      (0.79)      $       (0.12)


The Company's loan agreement provides that the provision of a loss for the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.


ITEM 2.   PROPERTIES

Our executive offices are located in Louisville, Kentucky in approximately 25,000 square feet of space leased from an unaffiliated party.

We have 67 real estate leases ranging from approximately 200 to 24,000 square feet of space in their respective locations. See "Item 1. Business - Operating Segments" and Note 9 to our audited consolidated financial statements. We believe that our facilities are adequate to meet our current needs, and that additional or substitute facilities will be available if needed.

ITEM 3.  LEGAL PROCEEDINGS

From time to time, we are subject to claims and suits arising in the ordinary course of our business, including claims for damages for personal injuries. In our opinion the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on our financial position or results of operations.

Franklin Litigation
On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding), filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The

1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003. In April 2003 the court issued a ruling in favor of the plaintiffs awarding damages of $984,970. The Company believes the Court erred both in its finding of liability and in its determination of the amount of damages. The Company is seeking appellate review of the lower court decision. As a part of the appeal, the Company was required to post cash of $1,154,241 (which consists of $984,970 in damages and $169,721 of estimated post-judgment interest) in an escrow account with the Tennessee Courts in lieu of a supersedeas appeal bond until the appeal court issues a decision.


As described in "Amendment of Previous Financial Reports Related to Contingent Liability Matters" above, the Company has recorded a litigation loss provision of $1,154,241 on a restated basis in the year ended December 31, 2003.. The cash will remain in escrow until the matter reaches its ultimate resolution.

Despite the recording of a litigation loss provision, based on the advice of legal counsel, the Company believes it has strong grounds for appealing the trial court's decision and it intends to vigorously pursue its appeal. The Company can give no assurance that it will be successful in its appeal. The appeals court heard oral arguments in the case in February 2005 but has given no indication of when it will issue a ruling. Both the amount of the judgment and the estimated post-judgment interest are subject to change depending upon the outcome of the appeal process. In the event the Company prevails on appeal in the Franklin litigation (and no further appeal is available), the Company would record a gain in the period in which it prevails.


Kentucky Transportation Litigation Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with the Company, among others, for the provision of transportation services to Medicaid beneficiaries. The Company's services pursuant to the contract were limited to transportation of Medicaid beneficiaries who also attended the Company's in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and paid the Company for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with the US Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code. On November 25, 2002, the Broker voluntarily chose to convert its bankruptcy status to a Chapter 11 voluntary reorganization. On March 3, 2003, the Broker reconverted its case to a Chapter 7 liquidation proceeding.

In May 2003, along with a group of other affected providers, the Company filed suit against the Commonwealth in Franklin Circuit Court seeking payment directly from the Commonwealth. The Commonwealth objected to the lawsuit on the basis of sovereign immunity (since the group did not have a direct contract with the Commonwealth) and filed a motion to dismiss the lawsuit. In July 2003, a hearing on the motion to dismiss was held and at the judge's request written briefs were filed before the judge would make a decision. In August 2003, the motion to dismiss was granted and after discussion with legal counsel, an appeal of this decision was made to the Kentucky Court of Appeals. On September 24, 2004 the appeals court affirmed the lower court's decision. In its decision, the Court indicated that the Company could pursue its claim at the Kentucky Board of Claims; such a claim would be limited to $200,000 in damages.

On June 26, 2004 a lawsuit was filed on behalf of the bankruptcy estate against the Commonwealth of Kentucky. The case alleges that the state misrepresented material facts about the contract that it signed with the Broker. The suit alleges that the Commonwealth intentionally under-funded the contract with the bankrupt Broker. Unlike the group of affected providers in the Franklin Circuit Court proceeding discussed above, the Broker did have a direct contract with the Commonwealth.


As of December 31, 2004 and December 31, 2003, the Broker owed the Company approximately $535,000.

As described in "Amendment of Previous Financial Reports Related to Contingent Liability Matters" above, the Company has recorded a provision for uncollectible accounts of $535,000 on a restated basis in the year ended December 31, 2002. In the event the Company is able to collect a portion of the receivable it would record a gain in the period in which payment is received.


The Company's loan agreement executed with its lender in March 2004 provides that the provision for a loss of either or both of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.

ITEM 6.  SELECTED FINANCIAL DATA

The following table sets forth selected financial information derived from the consolidated financial statements of the Company for the periods and at the dates indicated. The information is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this and prior year Form 10-Ks.

                                                         (AS RESTATED)

                                                                                      Year Ended        Nine Months
                                   Year Ended        Year Ended       Year Ended      December 31      Ended December    Year Ended


  (Dollar amounts in 000's       December 31,      December 31,     December 31,        2001               31,          March 31,
    except per share data)          2004 (1)          2003 (1)         2002 (2)       (unaudited)          2001            2001

Results of operations data:
  Net revenues                   $       86,827    $       83,260  $      80,952    $     74,456      $       55,937   $      71,144
  Income (loss) from:

    Continuing operations        $        1,596    $          270  $       1,335    $      2,759      $        2,230   $         854
    Discontinued operations                (339)            (159)           (321)          1,001               1,098             426

                                 ---------------------------------------------------------------------------------------------------

        Net income (loss)        $        1,257    $          111  $       1,014    $      3,761      $        3,328   $       1,278

                                 ===================================================================================================
Per share:
  Basic:
    Number of shares
      (in 000's)                          2,303             2,295          2,416           2,646               2,478           3,146
    Income (loss) from:

      Continuing operations      $         0.69    $         0.12  $        0.55    $       1.04      $         0.90   $        0.27
      Discontinued operations             (0.15)           (0.07)          (0.13)           0.38                0.44            0.13

                                 ---------------------------------------------------------------------------------------------------

        Net income (loss)        $         0.55    $         0.05  $        0.42    $       1.42      $         1.34   $        0.40

                                 ===================================================================================================

  Diluted:
    Number of shares
       (in 000's)                         2,567             2,539          2,720           3,077               2,909           3,307
    Income (loss) from:

      Continuing operations      $         0.62    $         0.11  $        0.49    $       0.90      $         0.77   $        0.26
      Discontinued operations             (0.13)           (0.06)          (0.12)           0.32                0.37            0.12

                                 ---------------------------------------------------------------------------------------------------

        Net income (loss)        $         0.49    $        0. 04  $        0.37    $       1.22      $         1.14   $        0.38

                                 ===================================================================================================


                                       December          December       December       December        March
Balance sheet data as of:                 2004            2003           2002           2001           2001
                                       -------------- --------------- -------------- -----------------------------

Working capital                        $ 6,253        $      9,738    $      10,989  $    13,435   $     10,595
Total assets                                 27,796         31,769           36,469       34,103         33,984
Long-term liabilities                         6,988         13,848           17,071       14,847         13,482
Total liabilities                            15,649         20,991           25,842       22,867         25,872
Stockholders' equity                         12,147         10,778           10,627       11,235          8,112


(1) Where appropriate, amounts for these periods have been restated and reclassified as discussed in Note 1 to the financial statements

MD&A

Amendment of Previous Financial Reports Related to Contingent Liability Matters

Our Form 10-K filings for the years ended December 31, 2004 and 2003 previously disclosed the following three items, all of which, from an accounting perspective, are characterized as contingent liabilities in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingent Liabilities":
o in April 2003 the Chancery Court of Williamson County, Tennessee, issued a ruling in favor of Franklin Associates L.P. ("Franklin"), awarding damages against us in the amount of $984,970
o a Kentucky transportation broker which owes us approximately $535,000 entered into bankruptcy proceedings in the fourth quarter of 2002; and
o the expiration of applicable statutes of limitations on tax returns related to our 2000 fiscal year, in which we sold our product operations and adopted discontinued operations accounting treatment for our visiting nurse segment (later reversed), resulted in the recording in discontinued operations in our 2003 financial statements of a one-time reduction in estimated tax liabilities of approximately $854,000.

We received a letter from the U.S. Securities and Exchange Commission following the SEC staff's routine review of our form 10-K for the year ended December 31, 2004, which letter commented on, among other items, our accounting treatment of these contingent liability matters. In addition, at the same time, we entered into discussions with Ernst & Young LLP, our independent auditors for the financial statements for each of the three years ended December 31, 2004, relating to the accounting treatment for these litigation matters. We believe there was a reasonable basis for their original accounting (which was agreed to by Ernst & Young). Following our detailed discussions with our auditors, and with the concurrence of the auditors and the SEC staff, we have amended the financial statements for the following non-cash items in order to account for these items as set forth below. Note that the lawsuit in question is still being aggressively appealed and the receivable in question is still being pursued for collection:

o With respect to the Franklin litigation, provision of approximately $1,154,000 (for which there is no related income tax benefit) has been made as of April 2003 ($984,000 for award of damages) and as of September 2003 ($170,000 for estimated post-judgment interest). Note that the Company is aggressively pursuing its appeal of the trial court's ruling.
o With respect to the Kentucky transportation receivable, provision of approximately $331,000 net of related income tax benefit has been made as of November 2002 of an additional allowance for uncollectible accounts for the Kentucky transportation receivable, and the provision of approximately $66,000 net of related income tax benefit previously recorded in 2004 has been reversed. Thus the net effect of this matter is $266,000 net of related income tax benefit.
o The one-time reduction in estimated tax liabilities has been removed from fiscal 2003 and treated as a reduction in estimated tax liabilities as it was determined that the reserve that was reversed in 2003 should have been reversed in the fiscal year ended 2001 or earlier. This has the effect of increasing beginning retained earnings at January 1, 2002, in this amended December 31, 2004 Form 10-K/A

All related disclosures have been revised to give effect to the new accounting treatment for these matters. In the event the we are able to collect a portion of the Kentucky receivable we would record a gain in the period in which payment is received. In the event we prevail on appeal in the Franklin litigation (and no further appeal is available), we would record a gain in the period in which we prevail. For a more detailed discussion of these contingencies, refer to pages __ - __herein.

The following table summarizes changes in reported net income and earnings per share for each of the three years in the period ended December 31, 2004 as a result of these changes:

(In thousands except for per share amounts)

                                                                2004                 2003                2002

                                                          -----------------     ---------------    ------------------


 Change in Net Income from:
  Franklin litigation                                     $             -       $     (1,154)       $           -
  Kentucky transportation litigation                                   66                                    (331)
                                                                                           -
  Reduction in income tax liabilities                                   -               (854)                   -

                                                          =================     ===============    ==================

       Total                                              $            66         $    (2,008)       $       (331)

                                                          =================     ===============    ==================


Change in Earnings Per Share:
  Basic                                                   $          0.03        $      (0.88)      $       (0.14)
  Diluted                                                 $          0.03        $      (0.79)      $       (0.12)


Our loan agreement provides that the provision for loss of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                            (AS RESTATED SEE NOTE 1)



                                                                 Year Ended         Year Ended         Year Ended
                                                               December 31,         December 31,      December 31,
                                                                  2004 (1)            2003 (1)           2002 (1)
                                                              --------------------------------------------------------

Net revenues                                                  $  86,827,180     $     83,259,743    $   80,952,450
Cost of services                                                 73,097,205           68,857,816        65,470,647
General and administrative expenses                               6,454,289            7,487,829         7,604,921
Cost of restatement                                                       -                    -           815,794
Depreciation and amortization expense                             2,459,463            2,411,886         2,004,227
Provision for uncollectible accounts                              1,704,105            1,562,212         2,141,258
                                                              ----------------  ------------------- -----------------
Income from continuing operations before other
  income (expense) and income taxes                               3,112,118            2,940,000         2,915,603
Other income (expense):

  Interest expense                                                 (447,038)            (658,867)         (788,915)
 Litigation loss                                                           -          (1,154,241)                 -
 Facility losses                                                    (43,363)            (104,489)                -

                                                              ----------------  ------------------- -----------------

Income from continuing operations before income taxes             2,621,718            1,022,403         2,126,688
Provision for income taxes                                        1,026,101              752,920           791,805

                                                              ----------------  ------------------- -----------------

  Income from continuing operations                               1,595,617              269,863         1,334,883

   Income (loss) from discontinued operations, net of tax          (338,641)           (158,673)         (321,050)

                                                              ----------------  ------------------- -----------------

    Net income                                                $   1,256,975     $        111,190    $    1,013,833

                                                              ================  =================== =================

Per share amounts-Basic:

   Average shares outstanding                                     2,303,267            2,294,771         2,416,224
Income from continuing operations                             $        0.69     $           0.12    $         0.55
Income (loss) from discontinued operations                            (0.15)              (0.07)            (0.13)

                                                              ----------------  ------------------- -----------------

    Net income                                                $        0.55     $           0.05    $         0.42

                                                              ================  =================== =================

Per share amounts-Diluted:

  Average shares outstanding                                      2,567,468            2,538,871         2,719,809
Income from continuing operations                             $        0.62     $           0.11    $         0.49
Income (loss) from discontinued operations                            (0.13)               (0.06)           (0.12)

                                                              ----------------  ------------------- -----------------

    Net income                                                $        0.49     $           0.04    $         0.37

                                                              ================  =================== =================




(1) Where appropriate, amounts for these periods have been restated as discussed in Note 1 to the financial statements.


       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            (AS RESTATED SEE NOTE 1)


                                  ASSETS                                  December 31,           December 31,
                                  ------
                                                                            2004 (1)               2003 (1)
                                                                        ------------------------------------------
   CURRENT ASSETS:

      Cash and cash equivalents                                         $         423,031      $         895,743
      Accounts receivable - net                                                12,362,682             14,147,338
      Prepaid expenses and other current assets                                   654,650                736,255
      Deferred tax assets                                                       1,352,000              1,066,911
      Net assets of discontinued operations                                       122,503                 34,193

                                                                        -------------------    -------------------

           TOTAL CURRENT ASSETS                                                14,914,866             16,880,440

   CASH HELD IN ESCROW                                                          1,154,241              1,154,241


   PROPERTY AND EQUIPMENT - NET                                                 5,106,628              7,223,989

   GOODWILL                                                                     6,449,310              6,335,783

   OTHER ASSETS                                                                   171,045                174,739
                                                                        -------------------    -------------------

                                                                        $      27,796,090      $      30,614,951

                                                                        ===================    ===================
                   LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES:

      Accounts payable                                                   $      3,260,747      $      2,292,995
      Accrued liabilities                                                       4,823,157             4,624,012
      Current portion - capital leases and notes payable                          577,785               225,578

                                                                         ------------------    ------------------

                                                                                8,661,689             7,142,585

                                                                         ------------------    ------------------

   LONG-TERM LIABILITIES:

      Revolving credit facility                                                 3,769,575            10,891,423
      Capital leases                                                            1,312,750             1,085,178
      Notes payable                                                                     -               300,000
      Deferred tax liabilities                                                    225,690                61,328
      Other liabilities                                                         1,679,676             1,510,273

                                                                         ------------------    ------------------

             TOTAL LONG-TERM LIABILITIES                                        6,987,691            13,848,202

                                                                         ------------------    ------------------

             TOTAL LIABILITIES                                                 15,649,380            20,990,787

                                                                         ------------------    ------------------

   COMMITMENTS AND CONTINGENCIES

   STOCKHOLDERS' EQUITY:
        Common stock, par value $0.10; authorized 10,000,000 shares;

          3,414,874 and 3,394,874 issued, respectively                           341,490               339,490
        Treasury stock, at cost, 1,096,783 shares                             (7,772,048)           (7,772,048)
        Additional paid-in capital                                            26,548,634            26,439,304
        Accumulated deficit                                                   (6,971,366)           (8,228,341)

                                                                         ------------------    ------------------

             TOTAL STOCKHOLDERS' EQUITY                                       12,146,710            10,778,405

                                                                         ------------------    ------------------

                                                                         $    27,796,090       $    31,769,192

                                                                         ==================    ==================

(1) Where appropriate, amounts for these periods have been restated as discussed in Note 1 to the financial statements.

       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (AS RESTATED SEE NOTE 1)


                                                                                            Additional                    Total
                                         Common Stock                Treasury Stock          Paid-in     Accumulated   Stockholders'
                                   --------------------------  ---------------------------
                                      Shares        Amount      Shares        Amount         Capital       Deficit       Equity
                                   ------------- ------------- ----------  -------------- --------------- --------------------------


Balance, December 31, 2001 (1)       3,317,874   $  331,790       837,312  $ (5,783,597)   $ 26,040,728  $  (9,353,364) $ 11,235,557


Options Exercised                       51,800        5,180                                     136,927                      142,107
Repurchased Shares                                                250,071    (1,922,555)                                 (1,922,555)
Tax benefit from exercise of
  non-qualified stock options                                                                   158,208                      158,208
Net Income                                                                                                    1,013,833    1,013,833

                                   ------------- ------------- ----------  -------------- --------------- ------------ -------------

Balance, December 31, 2002 (1)       3,369,674   $  336,970     1,087,383  $ (7,706,152)   $ 26,335,863    $ (8,339,531 $ 10,627,150


Options Exercised                       25,200        2,520                                      73,630                       76,150
Repurchased Shares                                                  9,400       (65,896)                                    (65,896)
Tax benefit from exercise of                                                                                                  29,811
  non-qualified stock options                                                                    29,811

Net Income                                                                                                      111,190      111,190


                                   ------------- ------------- ----------  -------------- --------------- --------------  ----------
Balance, December 31, 2003 (1)       3,394,874   $  339,490     1,096,783  $ (7,772,048)  $  26,439,304   $  (8,228,341) $10,778,405

Options Exercised                       20,000        2,000                                      66,750                       68,750
Tax benefit from exercise of

  non-qualified stock options                                                                    42,580                       42,580
Net Income                                                                                                    1,256,975    1,256,975


                                   ------------- ------------- ----------  -------------- --------------- -------------   ----------

Balance, December 31, 2004 (1)       3,414,874   $  341,490     1,096,783  $ (7,772,048)  $  26,548,634   $ (6,971,366) $ 12,146,710

                                   ============= ============= ==========  ============== =============== ============= ============










(1) Where appropriate, amounts for these periods have been restated as discussed in Note 1 to the financial statements.






       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (AS RESTATED SEE NOTE 1)

                                                                    Year Ended          Year Ended       Year Ended
                                                                   December 31,        December 31,     December 31,
                                                                       2004                2003             2002
                                                                  ----------------   ----------------- ----------------
Cash flows from operating activities:

Net income                                                        $ 1,256,975        $     111,190     $  1,013,833
   Less income (loss) from discontinued operations                   (338,641)           (158,673)         (321,050)

                                                                  ----------------   ----------------- ----------------

Income from continuing operations                                   1,595,616              269,863         1,334,883
Adjustments to reconcile income from continuing operations to net cash provided by /(used in)operating activities:

     Depreciation and amortization                                  2,459,463            2,411,886         2,004,227
     Provision for uncollectible accounts                           1,704,105            1,562,212         2,141,258
     Litigation loss accrued                                                -            1,154,241                -
     Loss on sale of assets                                            43,363              104,489                -
     Deferred income taxes                                           (120,727)             806,557         (592,273)

                                                                  ----------------   ----------------- ----------------

                                                                    5,681,820            6,309,248         4,888,095

     Change in certain net assets, net of the effects of acquisitions:
     (Increase) decrease in:

         Accounts receivable                                           80,551               84,359         (462,839)
         Prepaid expenses and other current assets                     81,607             (270,883)         317,299
         Other assets                                                   3,694              799,127          214,725

     Increase (decrease) in:

         Accounts payable and accrued expenses                      1,029,056             (199,957)        (726,206)
         Other liabilities                                             33,145            (789,900)           75,886

                                                                  ----------------   ----------------- ----------------

           Net cash provided by/(used in) operating activities      6,909,873            5,931,904         4,306,960

                                                                  ----------------   ----------------- ----------------
Cash flows from investing activities:

     Cash held in escrow                                                    -            (1,154,241)              -
     Capital expenditures                                            (560,017)           (1,664,109)       (2,523,028)
     Cash received from sale of assets                              1,047,749              685,992                -
     Acquisitions, net of cash acquired                              (113,527)                   -         (2,949,577)

                                                                  ----------------   ----------------- ----------------

        Net cash provided by/(used in) investing activities           374,205            (2,132,358)       (5,472,605)

                                                                  ----------------   ----------------- ----------------
Cash flows from financing activities:
     Net revolving credit facility borrowings (repayments)         (7,121,848)           (3,590,814)       1,895,705
     Repurchase of common shares                                            -              (65,896)
                                                                                                       (1,922,555)
     Proceeds from stock option exercises                              68,750               76,150          142,107
     Principal payments on capital leases and notes payable          (276,740)            (211,843)        (470,771)
                                                                  ----------------   ----------------- ----------------
        Net cash used in financing activities                      (7,329,838)           (3,792,403)       (355,514)
                                                                  ----------------   ----------------- ----------------
Net cash used in discontinued operations                             (426,952)             (81,536)        (287,595)
                                                                  ----------------   ----------------- ----------------
Net decrease in cash and cash equivalents                            (472,712)             (74,391)        (954,607)
Cash and cash equivalents at beginning of period                      895,743              970,134         1,924,741
                                                                  ----------------   ----------------- ----------------
Cash and cash equivalents at end of period                        $   423,031        $     895,743     $    970,134
                                                                  ================   ================= ================
Supplemental disclosures of cash flow information:
  Cash payment of interest, net of amounts capitalized            $   517,000        $     703,000     $    822,000
  Cash payment of taxes                                           $   993,000        $      42,000     $    465,000
Summary of non-cash investing activities:
  Capital expenditures financed under capital leases              $   556,520        $     392,012     $    373,833
  Acquisition note payable                                        $         -        $           -     $    300,000

(1) Where appropriate, amounts for these periods have been restated as discussed in Note 1 to the financial statements.

       The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (AS RESTATED SEE NOTE 1)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Almost Family, Inc. (a Delaware corporation) and its wholly-owned subsidiaries (collectively "Almost Family" or the "Company"). The Company has operations in Alabama, Connecticut, Florida, Indiana, Kentucky, Maryland, Massachusetts, and Ohio. All material intercompany transactions and accounts have been eliminated in consolidation.


AMENDMENT OF PREVIOUS FINANCIAL REPORTS RELATED TO CONTINGENT LIABILITY MATTERS

The Company's Form 10-K filings for the years ended December 31, 2004 and 2003 previously disclosed the following three items, all of which, from an accounting perspective, are characterized as contingent liabilities in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingent Liabilities":
o in April 2003 the Chancery Court of Williamson County, Tennessee, issued a ruling in favor of Franklin Associates L.P. ("Franklin"), awarding damages against the Company in the amount of $984,970
o a Kentucky transportation broker which owes the Company approximately $535,000 entered into bankruptcy proceedings in the fourth quarter of 2002; and
o the expiration of applicable statutes of limitations on tax returns related to the Company's 2000 fiscal year, in which it sold its product operations and adopted discontinued operations accounting treatment for its visiting nurse segment (later reversed), resulted in the recording in discontinued operations in our 2003 financial statements of a one-time reduction in estimated tax liabilities of approximately $854,000.

The Company received a letter from the U.S. Securities and Exchange Commission following the SEC staff's routine review of the Company's form 10-K for the year ended December 31, 2004, which letter commented on, among other items, the accounting treatment of these contingent liability matters. In addition, at the same time, management entered into discussions with Ernst & Young LLP, the Company's independent auditors for the financial statements for each of the three years ended December 31, 2004, relating to the accounting treatment for these litigation matters. Management believes there was a reasonable basis for its original accounting (which was agreed to by Ernst & Young). Following detailed discussions with the auditors, and with the concurrence of the auditors and the SEC staff, the Company has amended the financial statements for the following non-cash items in order to account for these items as set forth below. Note that the lawsuit in question is still being aggressively appealed and the receivable in question is still being pursued for collection:
o With respect to the Franklin litigation, provision of approximately $1,154,000 (for which there is no related income tax benefit) has been made as of April 2003 ($984,000 for award of damages) and as of September 2003 ($170,000 for estimated post-judgment interest).
o With respect to the Kentucky transportation receivable, provision of approximately $331,000 net of related income tax benefit has been made as of November 2002 of an additional allowance for uncollectible accounts for the Kentucky transportation receivable, and the provision of approximately $66,000 net of related income tax benefit previously recorded in 2004 has been reversed. Thus the net effect of this matter is $266,000 net of related income tax benefit.
o The one-time reduction in estimated tax liabilities has been removed from fiscal 2003 and treated as a reduction in estimated tax liabilities as it was determined that the reserve that was reversed in 2003 should have been reversed in the fiscal year ended 2001 or earlier. This has the effect of increasing beginning retained earnings at January 1, 2002, in this amended December 31, 2004 Form 10-K/A

All related disclosures have been revised to give effect to the new accounting treatment for these matters. In the event the Company is able to collect a portion of the Kentucky receivable it would record a gain in the period in which payment is received. In the event the Company prevails on appeal in the Franklin litigation (and no further appeal is available), the Company would record a gain in the period in which the Company prevails. For a more detailed discussion of these contingencies, refer to pages __ - __herein.

The following table summarizes changes in reported net income and earnings per share for each of the three years in the period ended December 31, 2004 as a result of these changes:

(In thousands except for per share amounts)

                                                                2004                 2003                2002

                                                          -----------------     ---------------    ------------------



Change in Net Income from:
  Franklin litigation                                     $            -       $    (1,154)       $             -
  Kentucky transportation litigation                                  66                                    (331)
                                                                                         -
  Reduction in income tax liabilities                                  -              (854)                    -

                                                          =================     ===============    ==================

       Total                                              $           66         $    (2,008)       $       (331)

                                                          =================     ===============    ==================


Change in Earnings Per Share:
  Basic                                                   $         0.03        $      (0.88)      $      (0.14)
  Diluted                                                 $         0.03        $      (0.79)      $      (0.12)


The Company's loan agreement provides that the provision of a loss for the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.


NOTE 6 - INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the Company's book and tax bases of assets and liabilities and tax carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal tax carryforwards and temporary differences were as follows:


                                                                  (Restated)
                                                     December 31, 2004          December 31, 2003
                                                    ---------------------    -------------------

     Deferred tax assets
     Nondeductible reserves and
       allowances                                   $          654,000       $        374,000
     Intangibles                                               955,000              1,214,000
     Insurance accruals                                        744,000                718,000
     Net operating loss carryforwards                          725,000                838,000
                                                    ---------------------    -------------------
                                                             3,078,000              3,144,000
     Valuation allowance                                      (557,000)              (639,000)
                                                    ---------------------    -------------------
                                                             2,521,000              2,505,000
     Deferred tax liabilities
     Accelerated depreciation                               (1,395,000)            (1,500,000)
                                                    ---------------------    -------------------
     Net deferred tax assets                        $        1,126,000       $      1,005,000
                                                    =====================    ===================

     Deferred tax assets (liabilities) are reflected in the accompanying balance sheets as:
       Current                                      $        1,352,000       $     1,067,000
       Long-term                                              (226,000)              (62,000)
                                                    ---------------------    -------------------
     Net deferred tax assets                        $        1,126,000       $     1,005,000
                                                    =====================    ===================

The Company has state and local net operating loss carryforwards of approximately $17.9 million which expire on various dates through 2016.

Provision (benefit) for income taxes consists of the following:


                                                                   (Restated)
                                                        Year Ended              Year Ended              Year Ended
                                                    December 31, 2004       December 31, 2003          December 31, 2002
                                                    --------------------    -------------------    ------------------

   Federal - current                                $       1,079,000        $        29,000        $      (27,000)
   State and local - current                                  179,000                 22,000                43,000
   Deferred                                                  (241,000)               702,000               776,000
                                                    --------------------    -------------------    ------------------
                                                    $       1,017,000        $       753,000        $      792,000
                                                    ====================    ===================    ==================

   Shown in the accompanying statements of income as:
      Continuing operations                         $       1,017,000        $       753,000        $      792,000
      Discontinued operations                                  30,000               (956,000)             (207,000)
                                                    --------------------    -------------------    ------------------
                                                    $        1,047,000       $      (203,000)       $      585,000
                                                    ====================    ===================    ==================


A reconciliation of the statutory to the effective rate of the Company (for continuing operations only) is as follows:

                                                  Year Ended December     Year Ended December          Year Ended
                                                        31, 2004               31, 2003            December 31, 2002
                                                 ----------------------- ----------------------  -----------------------

  Tax provision using statutory rate                             34.0%                                          34.0 %
                                                                         34.0 %
  Valuation allowance                                           (0.5%)                                          (2.7%)
                                                                         (0.8%)
  State and local taxes, net of Federal benefit                   5.0%                                           4.0 %
                                                                         (0.6%)
  Other, net                                                      0.7%                                           2.1 %
                                                                         2.0 %
                                                 ----------------------- ----------------------  -----------------------
  Tax provision for continuing operations                        39.2%                                          37.4 %
                                                                         34.6 %
                                                 ======================= ======================  =======================

The Company has provided a valuation allowance against certain net deferred tax assets based upon management's estimation of realizability of those assets through future taxable income. This valuation was based in large part on the Company's history of generating operating income or losses in individual tax locales and expectations for the future. The Company's ability to generate the expected amounts of taxable income from future operations to realize its recorded net deferred tax assets is dependent upon general economic conditions, competitive pressures on revenues and margins and legislation and regulation at all levels of government. There can be no assurances that the Company will meet its expectations of future taxable income. However, management has considered the above factors in reaching its conclusion that it is more likely than not that future taxable income will be sufficient to realize the net deferred tax assets as of December 31, 2004.

During the year ended December 31, 2004, 2003 and 2002, based on changes in facts and circumstances, favorable changes occurred in the Company's expectations with regard to the generation of future taxable income in certain tax jurisdictions. Accordingly, the state and local tax provision for these periods include a reduction of previously recorded valuation allowances of approximately $21,000, $96,000 and $73,000, respectively.

During the year ended December 31, 2003, the Company recorded a provision for litigation loss in the Franklin litigation case. The Company will receive no tax deduction for this loss and accordingly, this loss has been excluded from income for purposes of income tax calculations and the above disclosures.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (AS RESTATED)

Operating Leases

The Company leases certain real estate, office space, vehicles and equipment under non-cancelable operating leases expiring at various dates through 2010 and which contain various renewal and escalation clauses. Rent expense amounted to approximately $3,499,264, $3,836,727 and $4,094,982 for years ended December 31, 2004, 2003 and 2002. At December 31, 2004 the minimum rental payments under these leases were as follows:

             2005                           $     2,905,911
             2006                                 2,284,834
             2007                                 1,862,332
             2008                                 1,554,107
             2009                                    940,762
             Thereafter                             988,830
                                            ------------------
                                             $    10,536,766
                                            ==================

Legal Proceedings

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business, including claims for damages for personal injuries. In the opinion of management, the ultimate resolution of any of these pending claims and legal proceedings will not have a material effect on the Company's financial position or results of operations.

Franklin Litigation (AS RESTATED)
On January 26, 1994 Franklin Capital Associates L.P. (Franklin), Aetna Life and Casualty Company and Aetna Casualty and Surety Company shareholders, who at one time held approximately 320,000 shares of the Company's common stock (approximately 13% of shares outstanding), filed suit in Chancery Court of Williamson County, Tennessee claiming unspecified damages not to exceed three million dollars in connection with registration rights they received in the Company's acquisition of certain home health operations in February 1991. The 1994 suit alleged that the Company failed to use its best efforts to register the shares held by the plaintiffs as required by the merger agreement. The Company settled with both Aetna parties shortly before the case went to trial in February 2000. In mid-trial Franklin voluntarily withdrew its complaint reserving its legal rights to bring a new suit as allowed under Tennessee law. In April 2000, Franklin re-filed its lawsuit. The second trial took place in February 2003. In April 2003 the court issued a ruling in favor of the plaintiffs awarding damages of $984,970. The Company believes the Court erred both in its finding of liability and in its determination of the amount of damages. The Company is seeking appellate review of the lower court decision. As a part of the appeal, the Company was required to post cash of $1,154,241 (which consists of $984,970 in damages and $169,721 of estimated post-judgment interest) in an escrow account with the Tennessee Courts in lieu of a supersedeas appeal bond until the appeal court issues a decision.


As described in "Amendment of Previous Financial Reports Related to Contingent Liability Matters" above, the Company has recorded a litigation loss provision of $1,154,241 in the year ended December 31, 2003. The cash will remain in escrow until the matter reaches its ultimate resolution.

Despite the recording of a litigation loss provision, based on the advice of legal counsel, the Company believes it has strong grounds for appealing the trial court's decision and it intends to vigorously pursue its appeal. The Company can give no assurance that it will be successful in its appeal. The appeals court heard oral arguments in the case in February 2005 but has given no indication of when it will issue a ruling. Both the amount of the judgment and the estimated post-judgment interest are subject to change depending upon the outcome of the appeal process. In the event the Company prevails on appeal in the Franklin litigation (and no further appeal is available), the Company would record a gain in the period in which the Company prevails.


Kentucky Transportation Litigation (AS RESTATED)
Prior to July 1, 2002, the Commonwealth of Kentucky managed its Medicaid transportation program internally. Effective July 1, 2002 the Commonwealth contracted with an independent broker (the Broker) for the management of the program in the Louisville KY area. The Broker then contracted with the Company, among others, for the provision of transportation services to Medicaid beneficiaries. The Company's services pursuant to the contract were limited to transportation of Medicaid beneficiaries who also attended the Company's in-center adult day care programs. The Broker almost immediately began to encounter significant financial difficulties and paid the Company for only a small portion of the amounts due for services rendered. On October 22, 2002, three of the Broker's other contracted providers filed a motion with the US Bankruptcy Court to liquidate the Broker under Chapter 7 of the Federal Bankruptcy Code. On November 25, 2002, the Broker voluntarily chose to convert its bankruptcy status to a Chapter 11 voluntary reorganization. On March 3, 2003, the Broker reconverted its case to a Chapter 7 liquidation proceeding.

In May 2003, along with a group of other affected providers, the Company filed suit against the Commonwealth in Franklin Circuit Court seeking payment directly from the Commonwealth. The Commonwealth objected to the lawsuit on the basis of sovereign immunity (since the group did not have a direct contract with the Commonwealth) and filed a motion to dismiss the lawsuit. In July 2003, a hearing on the motion to dismiss was held and at the judge's request written briefs were filed before the judge would make a decision. In August 2003, the motion to dismiss was granted and after discussion with legal counsel, an appeal of this decision was made to the Kentucky Court of Appeals. On September 24, 2004 the appeals court affirmed the lower court's decision. In its decision, the Court indicated that the Company could pursue its claim at the Kentucky Board of Claims; such a claim would be limited to $200,000 in damages.

On June 26, 2004 a lawsuit was filed on behalf of the bankruptcy estate against the Commonwealth of Kentucky. The case alleges that the state misrepresented material facts about the contract that it signed with the Broker. The suit alleges that the Commonwealth intentionally under-funded the contract with the bankrupt Broker. Unlike the group of affected providers in the Franklin Circuit Court proceeding discussed above, the Broker did have a direct contract with the Commonwealth.

As of December 31, 2004 and December 31, 2003, the Broker owed the Company approximately $535,000, which amount is included in accounts receivable on the accompanying balance sheets.


As described in "Amendment of Previous Financial Reports Related to Contingent Liability Matters" above, the Company has recorded a provision for uncollectible accounts of $535,000 in the year ended December 31, 2002. In the event the Company is able to collect a portion of the Kentucky receivable it would record a gain in the period in which payment is received.


The Company's loan agreement executed with its lender in March 2004 provides that the provision for a loss of either or both of the above litigation cases will be excluded from financial results for purposes of calculating borrowing availability or financial covenant compliance.


NOTE 11 - SEGMENT DATA (AS RESTATED)

The Company operates in two service line groups: Home Health Care and Adult Day Care (ADC). The Home Health Care group consists of two reportable segments, Visiting Nurse (VN) and Personal Care (PC) while the ADC service line is also a separate reportable segment. Reportable segments have been identified based upon how management has organized the business by services provided to customers and the criteria in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's VN segment provides skilled medical services in patients' homes largely to enable recipients to reduce or avoid periods of hospitalization and/or nursing home care. VN Medicare revenues are generated on a per episode basis rather than a fee per visit or day of care. Approximately 91% of the VN segment revenues are generated from the Medicare program while the balance is generated from Medicaid and private insurance programs.

The Company's PC segment services are also provided in patients' homes. These services (generally provided by paraprofessional staff such as home health aides) are generally of a custodial rather than skilled nature. PC revenues are generated on an hourly basis. Approximately 65% of the PC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

The Company's ADC segment provides adult day care to disabled or frail adults who require some care or supervision, but who do not require intensive medical attention and/or wish not to live in a nursing home or other inpatient institution. These services are provided in the Company's facilities. ADC revenues are usually generated on a per day of care basis. Approximately 85% of the ADC segment revenues are generated from Medicaid and other government programs while the balance is generated from insurance programs and private pay patients.

Certain general and administrative expenses incurred at the corporate level have not been allocated to the segments. The Company has service locations in Florida, Kentucky, Ohio, Maryland, Connecticut, Massachusetts, Indiana and Alabama (in order of revenue significance).

The presentation of the Company's operations in three segments differs from its previous reporting of two segments due to a reorganization of the way in which the Company manages its business and in the way in which information is reported, both of which resulted from refinements in the Company's business plan adopted in early 2004. Segment data for previous periods have been restated to conform to the new reporting structure.


                                                         (AS RESTATED)

                                              Year Ended             Year Ended              Year Ended
                                          December 31, 2004       December 31, 2003      December 31, 2002
----------------------------------------- ------------------- --- ------------------ --- -------------------

Net revenues
Visiting nurses                           $     32,227,614        $     29,375,519       $    28,799,296
Personal care                                   33,542,824              32,266,965            29,928,685
Adult day health services                       21,056,742              21,617,259            22,224,469
                                          -------------------     ------------------     -------------------
                                          $     86,827,180        $     83,259,742       $    80,952,450
                                          ===================     ==================     ===================
Operating income (loss)
Visiting nurses                           $      4,671,221        $      4,281,189       $     4,996,141
Personal care                                    3,036,043               3,786,610             3,596,130
Adult day health services                        1,193,575               1,067,178             1,199,608
Corporate/Unallocated                           (5,788,721)             (6,194,977)           (6,876,276)
                                          -------------------     ------------------     -------------------
                                          $      3,112,118        $      2,940,000       $     2,915,603
                                          ===================     ==================     ===================
Identifiable assets

Visiting nurses                           $      4,340,804        $      3,643,137       $     7,485,349
Personal care                                    9,071,086              11,173,701            10,006,128
Adult day health services                        6,018,087               7,377,285             7,862,458
Corporate/Unallocated                            8,366,113               9,575,069             9,669,005

                                          -------------------     ------------------     -------------------

                                          $     27,796,090        $     31,769,192       $    35,022,940

                                          ===================     ==================     ===================
Identifiable liabilities

Visiting nurses                           $      1,994,746        $      1,169,886       $       1,516,395
Personal care                                    2,900,642                 972,131               1,569,330
Adult day health services                        4,174,775              12,702,934              15,896,736
Corporate/Unallocated                            6,579,217               6,145,836               5,413,329

                                          -------------------     ------------------     -------------------

                                          $     15,649,380        $     20,990,787       $      24,395,790

                                          ===================     ==================     ===================
Capital expenditures
Visiting nurses                           $         68,517        $        500,323       $         514,315
Personal care                                        5,615                 377,042                  74,092
Adult day health services                          184,043                 435,680                 222,255
Corporate/Unallocated                              301,842                 351,064               1,712,366
                                          -------------------     ------------------     -------------------
                                          $        560,017        $      1,664,109       $       2,523,028
                                          ===================     ==================     ===================

Depreciation and amortization
Visiting nurses                           $        842,389        $        860,478       $         884,608
Personal care                                      346,956                 257,668                 156,253
Adult day health services                        1,091,003                 946,737                 758,241
Corporate/Unallocated                              179,116                 347,004                 205,125
                                          -------------------     ------------------     -------------------
                                          $      2,459,463        $      2,411,886       $       2,004,227
                                          ===================     ==================     ===================


NOTE 12 - QUARTERLY FINANCIAL DATA (AS RESTATED)-- (UNAUDITED)

Summarized quarterly financial data for the years ended December 31, 2004 and 2003 are as follows (in thousands except per share data):

                                                         (AS RESTATED)
                                    Year Ended December 31, 2004                        Year Ended December 31, 2003
                          -------------------------------------------------- ----------------------------------------------------

                            Dec. 31,   Sept. 30,  June 30,    March 31,       Dec. 31,      Sept.30    June 30,        March 31,
                              2004       2004       2004        2004            2003         2003       2003           2003
                          -------------------------------------------------- ----------------------------------------------------

Net Revenues              $   22,179  $   21,478   $  21,702   $   21,468    $    21,051 $    20,712 $    20,883  $      20,614
Gross Profit                   3,262       3,532       3,504        3,431          3,513       3,484       3,868          3,536
Income from

  continuing                     413         412         428          342            318       135         (493)          310
  operations

Income from discontinued

  operations                    (256)         (7)        (34)         (41)         (63)        (21)          (3)          (71)
Net income                       157         405         394          301            255       114         (496)          239

Income (loss)
  from

  continuing operations

     Basic                $     0.18  $     0.18   $     0.19  $     0.15    $      0.14 $     0.06  $     (0.21) $       0.13
     Diluted              $     0.16  $     0.16   $     0.17  $     0.13    $      0.13 $     0.05  $     (0.19) $       0.12

Income (loss)
  from

  discontinued operations

     Basic                $    (0.11) $        -   $    (0.01) $    (0.02)   $    (0.03) $    (0.01) $         -  $      (0.03)
     Diluted              $    (0.10) $        -   $    (0.01) $    (0.02)   $    (0.02) $    (0.01) $         -  $      (0.03)

Net income (loss)

  per share

     Basic                $     0.07  $     0.18   $     0.17  $     0.13    $      0.11 $     0.05  $     (0.22) $       0.10
     Diluted              $     0.06  $     0.16   $     0.15  $     0.12    $      0.10 $     0.04  $     (0.20) $       0.09


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




             Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Almost Family, Inc.

We have audited the accompanying consolidated balance sheets of Almost Family, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the index at Item 15(a).
These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Almost Family, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company has restated previously issued 2002, 2003 and 2004 consolidated financial statements.


March 18, 2005,
except for Note 13, as to which the date is
 March 30, 2005 and
except for Note 1, as to which the date is November 11, 2005.







                      ALMOST FAMILY, INC. AND SUBSIDIARIES
                                               VALUATION AND QUALIFYING ACCOUNTS
                                                           SCHEDULE II
                                                          (AS RESTATED)


              Col. A                          Col. B           Col. C                       Col. D          Col. E
              ------                          ------           ------                       ------          ------

                                    Additions
                                                           ------------------------------
                                       (1)
                        Balance at Charged to Charged to
                                             Beginning of       Costs          Other           (2)          Balance at
             Description                        Period      and Expenses      Accounts      Deductions     End of Period
--------------------------------------------------------------------------- ------------- --------------- ----------------


Allowance for bad debts:
Year Ended December 31, 2004                $  2,917,355   $   1,704,105             -    $  1,567,783    $   3,053,677

Year ended December 31, 2003                $  2,816,757   $   1,562,212             -    $  1,461,615    $   2,917,354

Year ended December 31, 2002                $  2,359,657   $   2,141,258             -    $  1,684,158    $   2,816,757


(1) Charged to bad debt expense. (2) Write-off of accounts.
